(Translation)

Securities Code 8316

June 6, 2025

To Shareholders with Voting Rights

Toru Nakashima
Director President
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome, Chiyoda-ku,
Tokyo, Japan

NOTICE OF CONVOCATION OF
THE 23rd ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 23rd Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the "Company") to be held as stated below.

If you are unable to attend the meeting, you can exercise your voting rights by post or via the Internet. Please take the time to review the "Reference Documents for the General Meeting of Shareholders" and exercise your voting rights in accordance with the instructions on pages 4 to 5.

Particulars

1. Date and Time: 10:00 a.m. on Friday, June 27, 2025 (Japan time)

2. Place: Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

3. Agenda of the Meeting:

Matters to be reported:
(1) Business Report, Consolidated Financial Statements for the 23rd Fiscal Year (from April 1, 2024 to March 31, 2025) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Audit Committee

(2) Non-Consolidated Financial Statements for the 23rd Fiscal Year (from April 1, 2024 to March 31, 2025)

Proposals to be resolved:
Company Proposals
Proposal No. 1: Appropriation of Surplus
Proposal No. 2: Election of Thirteen Directors

Shareholder Proposals
Proposal No. 3: Partial Amendment to the Articles of Incorporation (Disclosure of financial risk audit by the Audit Committee)
Proposal No. 4: Partial Amendment to the Articles of Incorporation (Disclosure of assessment of clients' climate change transition plans)
Proposal No. 5: Appropriation of Surplus

Measures for Electronic Provision of Shareholders Meeting Reference Documents Format

Pursuant to applicable laws and regulations and Article 25 of the Articles of Incorporation, the Company has taken measures for electronic provision of the shareholders meeting reference documents (the "electronic provision measures matters"). Please access the following Company's website to view them.

The Company's website	https://www.smfg.co.jp/english/investor/financial/meeting.html

In addition to the Company's website, the electronic provision measures matters are also posted on the Tokyo Stock Exchange's website (Listed Company Search). Please access the following website and enter "Sumitomo Mitsui Financial Group" as the issue name (company name) or "8316" as the securities code, perform a search, then select "Basic information" and then "Documents for public inspection/PR information" to view them.

Tokyo Stock Exchange's website	https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

----

* If the electronic provision measures matters are corrected, a statement to that effect, the matters before correction, and the corrected items will be posted on the Company's website and on the Tokyo Stock Exchange's website.
* Among the electronic provision measures matters provided in electronic format, the following items are not included in the documents delivered to shareholders who have requested physical delivery of documents by the record date, in accordance with laws and regulations and Article 25 of the Articles of Incorporation of the Company.

■ Business Report
  ● "Employees of the Group" and "Principal Offices of the Group" in "Matters Regarding the Current Condition of the Company"
  ● "Matters regarding Stock Acquisition Rights, etc. of the Company"
  ● "Matters regarding the Accounting Auditor"
  ● "System to Ensure Appropriate Conduct of Operations"
  ● "Matters regarding Specified Wholly Owned Subsidiary"
  ● "Policy regarding the Exercise of Authority Given to the Board of Directors under the Articles of Incorporation pursuant to Paragraph 1, Article 459 of the Companies Act"

■ Consolidated Financial Statements
  Notes

■ Non-Consolidated Financial Statements
  Notes

■ Official copies of the Accounting Auditor's Report on the Consolidated Financial Statements

【Process leading up to the General Meeting of Shareholders】

Before the General Meeting of Shareholders

Exercising of voting rights in advance

Via the Internet   By Post
See page 4 for details   See page 5 for details

Voting deadline: No later than 5:10 p.m. on Thursday, June 26, 2025 (Japan time)

➢ If you attend the Ordinary General Meeting of Shareholders in person and exercise your voting rights on the day, please present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

Sending questions and opinions in advance

Reception deadline: No later than 5:10 p.m. on Friday, June 20, 2025 (Japan time)
See page 6 for details

On the day of the General Meeting of Shareholders

Viewing simultaneous broadcast

Dedicated website: https://smfg-soukai.live/

Date and time: 10:00 a.m. on Friday, June 27, 2025
See page 6 for details

【Guidance on the Exercise of Voting Rights via the Internet】

Voting Deadline: No later than 5:10 p.m. on Thursday, June 26, 2025 (Japan time)

> Proposal No. 1 submitted by the Company and Proposal No. 5 submitted by a shareholder are incompatible with each other. If you indicate your approval for both proposals, the exercise of your voting rights for Proposal No. 1 and Proposal No. 5 will be deemed invalid.

Please log-in to "the Portal of Shareholders' Meeting," a website managed by our share register agent, and indicate your approval or disapproval for each proposal no later than the above voting deadline, following the instructions on the screen.

- If you vote more than once via the Internet, your last vote will be treated as effective.
- If you vote both by post and via the Internet, your vote via the Internet will be treated as effective.
- The above voting website is available in Japanese only.

How to Log-in to the Portal of Shareholders' Meeting and Indicate Your Approval or Disapproval

1. Please scan the "Login QR Code for the Portal of Shareholders' Meeting" printed on the enclosed Voting Rights Exercise Form. Alternatively, please access the website below and enter the "Login ID / Login ID for the Portal of Shareholders' Meeting" and password.
   The Portal of Shareholders' Meeting: https://www.soukai-portal.net
   * QR Code is a registered trademark of DENSO WAVE INCORPORATED.

2. Please select the "Exercise Voting Rights" button on the page that appears after the login to "the Portal of Shareholders' Meeting," and follow the on-screen instructions to indicate your approval or disapproval for proposals.

   *   If you change the content of the vote after exercising your voting rights, you will be required to enter the "Login ID / Login ID for the Portal of Shareholders' Meeting" and password printed on the Voting Rights Exercise Form.
   *   You may also exercise your voting rights by accessing the website below.
       https://www.web54.net

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.

Inquiries regarding Exercise of Voting Rights via the Internet:
Sumitomo Mitsui Trust Bank, Limited
Stock Transfer Agency Web Support
        Phone: 0120-652-031 (toll free within Japan)
        Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

The Electronic Voting Platform for Institutional Investors
The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

【Guidance on the Exercise of Voting Rights by Post】

Voting Deadline: Voting Rights Exercise Form must reach our share register agent
no later than 5:10 p.m. on Thursday, June 26, 2025 (Japan time).

Proposal No. 1 submitted by the Company and Proposal No. 5 submitted by a shareholder are incompatible with each other. If you indicate your approval for both proposals, the exercise of your voting rights for Proposal No. 1 and Proposal No. 5 will be deemed invalid.

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post to reach our share register agent no later than the above voting deadline. You can use the enclosed personal information security sticker.
If a form is submitted without indicating approval/disapproval for individual proposals, it will be considered to be approving the company proposals and disapproving the shareholder proposals.

<How to fill out the Voting Rights Exercise Form>

Please be careful not to indicate approval for both Proposal No. 1 and Proposal No. 5.

Proposals No. 3 to No. 5 are proposals made by certain shareholders. The Board of Directors opposes these proposals. For details, please see pages 34 to 41.

【**Guidance on the Viewing Simultaneous Broadcast and
the Sending Questions and Opinions in Advance**】

The dedicated website below is available in Japanese only.

<How to view simultaneous broadcast>

(1) Please access the following dedicated website and enter the **shareholder number** and **postal code** printed on the Voting Rights Exercise Form.

Dedicated website:　　https://smfg-soukai.live/

10:00 a.m. on Friday, June 27, 2025 (Japan time)

(2) Press "Start view" on the screen after logging in.

[Recommended system environment]

(Windows environment) Microsoft Edge (Chromium) Google Chrome Mozilla Firefox	(Mac environment) Safari Google Chrome Mozilla Firefox
(iPhone/iPad environment) Safari	(Android environment) Google Chrome Mozilla Firefox

Notes:

- During simultaneous broadcast, you cannot exercise voting rights or ask questions, etc.
- Please note that video and audio may delay in comparison with what is going on at the General Meeting of Shareholders, and problems may occur depending on the equipment you are using and the network environment you are in.

<How to send your questions/opinions in advance>
No later than 5:10 p.m. on Friday, June 20, 2025 (Japan time)

(1) Please follow the instructions on page 4 to log-in to "the Portal of Shareholders' Meeting."
(2) Please select the "Send questions in advance" button on the page that appears after the login, and please follow the on-screen instructions to enter your question/opinion in the textbox.

Notes:

- Each person is allowed to submit only one question/opinion. You cannot delete or edit your question/opinion after submission.
- Enter your question/opinion concisely.
- Regarding mainly matters in which shareholders are believed to be highly interested among the questions/opinions that are sent, the Company's position and other information will be posted on the Company's website after the close of the General Meeting of Shareholders.
- Please note that we do not give explanations to and contact shareholders individually.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Company Proposals (Proposal No. 1 and Proposal No. 2)

Proposal No. 1:   Appropriation of Surplus

The Company's capital policy is to realize sustainable growth in shareholder value by balancing securing financial soundness, enhancing shareholder returns and investing for growth. Considering this policy, economic and financial climates forecasted for the future, and business results for the 23rd fiscal year, we propose the dividend of surplus at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1) Dividend type

    Cash

(2) Allocation of dividend and aggregate amount to be distributed

    Common stock   ¥62 per share   Total ¥240,202,899,220

    As we have already paid an interim dividend of ¥180 per share of common stock, the annualized dividend will be ¥122 per share after reflecting the 3-for-1 common stock split performed on October 1, 2024, which is an increase of ¥32 per share compared with the preceding fiscal year.

(3) Effective date of dividend of surplus

    June 30, 2025

(4) Start date of dividend payment

    July 18, 2025

    Previously, the business day following the day of the Ordinary General Meeting of Shareholders was the effective date of dividend of surplus, and dividend payments began on that day. However, with respect to dividends of surplus at the end of this fiscal year, one shareholder submitted a proposal regarding the appropriation of surplus (Proposal No. 5) that is incompatible with this proposal, and dividend payment procedures should be implemented based on the results of the resolution of this proposal and Proposal No. 5. Consequently, the start of dividend payments this year will be significantly later than in previous years. This proposal thus sets the start date of dividend payment.



(Reference) Dividend per share of common stock

Note: Figures reflect the 3-for-1 common stock split performed on October 1, 2024 (indicated figures are rounded down to the nearest unit).

Proposal No. 2: Election of Thirteen Directors

Mr. Shozo Yamazaki's post and Mr. Katsuyoshi Shinbo's post as Director were left vacant due to their passing, Mr. Fumihiko Ito has resigned as Director, and the terms of office of all ten Directors will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following thirteen Directors (seven of whom will be Outside Directors) is proposed.

The candidates to serve as Directors, based on the decision of the Nominating Committee, are as follows.

Candidate No.	Name	Positions and responsibilities at the Company	Attendance of the Board of Directors meeting (attendance rate)
1	Makoto Takashima (New Candidate) (Non-Executive)	—	—
2	Toru Nakashima (Reelection)	Director President (Representative Corporate Executive Officer) Group CEO Member of the Compensation Committee Member of the Sustainability Committee	Attended all 10 meetings held after his appointment as Director (100%)
3	Teiko Kudo (Reelection)	Director Deputy President and Corporate Executive Officer (Representative Corporate Executive Officer) Group CCO Officer in charge of Compliance Department, Compliance Department, Americas Division, and Anti Money Laundering & Financial Crime Prevention Department	Attended all 12 meetings (100%)
4	Kazuyuki Anchi (New Candidate)	Senior Managing Corporate Executive Officer Group CFO, Group CSO In charge of Sustainability Division for Fulfilled Growth Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Asset & Wealth Management Strategy Department, Sustainability Planning Department, Sustainability Development Department, Financial Accounting Department, and Accounting Service & Planning Department	—
5	Toshihiro Isshiki (Reelection) (Non-Executive)	Director Member of the Audit Committee	Attended all 12 meetings (100%)
6	Honami Matsugasaki (New Candidate) (Non-Executive)	Executive Officer	—
7	Sonosuke Kadonaga (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Audit Committee (Chairman)	Attended all 10 meetings held after his appointment as Director (100%)

Candidate No.	Name	Positions and responsibilities at the Company	Attendance of the Board of Directors meeting (attendance rate)
8	Jun Sawada (New Candidate) (Outside and Independent)	—	—
9	Yoriko Goto (New Candidate) (Outside and Independent)	—	—
10	Isao Teshirogi (New Candidate) (Outside and Independent)	—	—
11	Norimitsu Takashima (New Candidate) (Outside and Independent)	—	—
12	Charles D. Lake II (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Audit Committee Member of the Risk Committee (Chairman)	Attended all 12 meetings (100%)
13	Jenifer Rogers (Reelection) (Outside and Independent)	Director Member of the Compensation Committee Member of the Sustainability Committee	Attended all 12 meetings (100%)

Notes: 1. "Attendance of the Board of Directors meeting (attendance rate)" represents attendance and attendance rate of the Board of Directors meeting held during FY2024.
2. CEO, CCO, CFO, and CSO each refers to the following.
   CEO: Chief Executive Officer
   CCO: Chief Compliance Officer
   CFO: Chief Financial Officer
   CSO: Chief Strategy Officer
3. Messrs. and Mses. Sonosuke Kadonaga, Jun Sawada, Yoriko Goto, Isao Teshirogi, Norimitsu Takashima, Charles D. Lake II, and Jenifer Rogers meet the "Independence Standards for Outside Directors" set forth by the Company, stated on page 31.
4. The Company has designated Messrs. Sonosuke Kadonaga, Charles D. Lake II, and Ms. Jenifer Rogers as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc. In addition, the Company will designate Messrs. Jun Sawada, Isao Teshirogi, Norimitsu Takashima, and Ms. Yoriko Goto as Independent Directors.

(Reference) Specific knowledge and experience expected of candidates for Director and the Company's position

Knowledge and experience	Company's position
Corporate management	As a financial group that conducts business in a wide range of fields, SMBC Group engages in diverse business activities in Japan and overseas. We therefore place great importance on candidates having a high level of insight and expertise in the overall management of the Company acquired through past experience in corporate management, management consulting, etc.
Finance	We engage in commercial banking and other financial services, including leasing, securities, and consumer finance. We therefore place great importance on candidates having a high level of insight and expertise acquired through experience in financial institutions, etc.
Global	Based on our vision we place great importance on candidates having insight and a high level of expertise regarding international business, international affairs, etc., acquired through experience managing global companies and extensive overseas experience.
Legal affairs/ Risk management	In order to ensure that we conduct our business in an appropriate and lawful manner through the effective supervision by the Board of Directors, we place great importance on candidates having a high level of insight and expertise regarding legal affairs, compliance, risk assessment, risk analysis, and risk management.
Financial accounting	Our basic capital policy is to realize sustainable growth in shareholder value by balancing enhancing shareholder returns and investing for growth, predicated on securing financial soundness. To this end, we place great importance on candidates having a high level of insight and expertise regarding finance and accounting in order to ensure accurate financial reporting and build a solid financial foundation.
IT/DX	We utilize digital technology to carry out the digital transformation (DX) of financial business and to create new business models that go beyond the boundaries of existing businesses. To promote these initiatives, we place great importance on candidates having a high level of insight and expertise regarding trends and the latest technologies in the IT/DX field.
Sustainability	We strive to enhance our corporate value in a sustainable manner by creating social value. To continue to upgrade our efforts in promoting sustainability, we place great importance on candidates having a high level of insight and expertise regarding global sustainability trends and the understanding of sustainability challenges.

(Reference) List of the Expertise of the Candidates for Directors (Skills Matrix)

Name	Year of appointment	Committee to be appointed to * ◎ indicates Chairman					Specific knowledge and experience that we expect							Diversity	
		Nominating	Audit	Compensation	Risk	Sustainability	Corporate management	Finance	Global	Legal affairs/Risk management	Financial accounting	IT/DX	Sustainability	Internationality (foreign nationals)	Gender
Makoto Takashima	—	○		○		○	○	○	○	○	○	○	○		Male
Toru Nakashima	2024			○		○	○	○	○	○	○	○	○		Male
Teiko Kudo	2021							○	○	○			○		Female
Kazuyuki Anchi	—			○				○	○	○	○	○	○		Male
Toshihiro Isshiki	2021		○					○		○					Male
Honami Matsugasaki	—		○					○	○	○					Female
Sonosuke Kadonaga	2024	○	◎				○		○	○					Male
Jun Sawada	—	◎		○			○		○			○	○		Male
Yoriko Goto	—		○			◎	○	○	○	○	○		○		Female
Isao Teshirogi	—			◎	○		○		○	○					Male
Norimitsu Takashima	—	○		○						○					Male
Charles D. Lake II	2023		○		◎		○	○	○	○				○	Male
Jenifer Rogers	2023			○		○	○	○	○	○		○	○	○	Female

Note: The items listed in "Specific knowledge and experience that we expect" are areas particularly expected of the relevant director candidates and do not represent all of the knowledge and experience possessed by the director candidates.

(Reference) Composition of the Board of Directors (if Proposal No. 2 is approved)



Directors (Internal and Executive) 3 / 13

Directors (Internal and Non-Executive) 3 / 13

Independent Outside Directors 7 / 13 (53.8%)

Composition of the Board of Directors

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
1	Makoto Takashima (March 31, 1958) (Male) New Candidate Non-Executive	Career summary: April 1982　　Joined Sumitomo Bank April 2009　　Executive Officer of Sumitomo Mitsui Banking Corporation ("SMBC") April 2012　　Managing Executive Officer of SMBC April 2014　　Senior Managing Executive Officer of SMBC December 2016　Director and Senior Managing Executive Officer of SMBC April 2017　　President of SMBC June 2017　　Director of the Company April 2023　　Chairman of the Board of SMBC (to present) June 2023　　Retired as Director of the Company Significant concurrent positions: 　　Chairman of the Board of SMBC 　　Director of Kao Corporation Reasons for nomination as a candidate for Director: 　　Mr. Makoto Takashima has extensive business experience, ability and insight through his many years of involvement in international banking, corporate planning, etc. In addition, since April 2017 he led SMBC as President, and since April 2023 he has ruled the Board of Directors of SMBC as Chairman of the Board, thus he is intimately familiar with the business of the group companies of the Company ("the Group"). We believe that he will contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election. Other: 　　Mr. Makoto Takashima is scheduled to retire as Director of SMBC, a subsidiary of the Company, on June 27, 2025.	237,370 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

2	Toru Nakashima (September 14, 1963) (Male)
	
	Reelection
		Career summary:
		April 1986 Joined Sumitomo Bank
		April 2014 Executive Officer of SMBC
		April 2016 Managing Executive Officer of SMBC
		April 2017 Managing Executive Officer of the Company
		March 2019 Director and Managing Executive Officer of SMBC
		April 2019 Senior Managing Corporate Executive Officer of the Company
		                Director and Senior Managing Executive Officer of SMBC
		June 2019 Director Senior Managing Corporate Executive Officer of the Company
		April 2022 Resigned as Director of SMBC
		March 2023 Director of SMBC
		April 2023 Deputy President and Corporate Executive Officer of the Company
		                Director and Deputy President of SMBC
		December 2023 President of the Company
		                Resigned as Director of SMBC
		June 2024 Director President of the Company (to present)
		
		Position and responsibility at the Company:
		    Director
		    President (Representative Corporate Executive Officer)
		    Group CEO
		    Member of the Compensation Committee
		    Member of the Sustainability Committee
		Significant concurrent positions:
		    Director of Jefferies Financial Group, Inc.
		Attendance of the Board of Directors meeting (attendance rate):
		    Attended all 10 meetings held after his appointment as Director (100%)
		Reasons for nomination as a candidate for Director:
		    Mr. Toru Nakashima has extensive business experience, ability and insight through his many years of involvement in corporate planning, financial accounting, public relations, sustainability promotion, retail business, corporate banking, administration of group companies, etc. In addition, since December 2023 he has led the Company as President of the Company, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.
			162,130 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
3	Teiko Kudo (May 22, 1964) (Female) Reelection	**Career summary:** April 1987　Joined Sumitomo Bank April 2014　Executive Officer of SMBC April 2017　Managing Executive Officer of SMBC April 2020　Senior Managing Executive Officer of the Company 　　　　　　Senior Managing Executive Officer of SMBC March 2021　Director and Senior Managing Executive Officer of SMBC April 2021　Senior Managing Corporate Executive Officer of the Company June 2021　Director Senior Managing Corporate Executive Officer of the Company April 2024　Director Deputy President and Corporate Executive Officer of the Company (to present) 　　　　　　Director and Deputy President of SMBC (to present) **Position and responsibility at the Company:** 　Director 　Deputy President and Corporate Executive Officer 　(Representative Corporate Executive Officer) 　Group CCO 　Officer in charge of Compliance Department, Compliance Department, Americas Division, and Anti Money Laundering & Financial Crime Prevention Department **Significant concurrent positions:** 　Director and Deputy President of SMBC **Attendance of the Board of Directors meeting (attendance rate):** 　Attended all 12 meetings (100%) **Reasons for nomination as a candidate for Director:** 　Ms. Teiko Kudo has extensive business experience, ability and insight through her many years of involvement in investment banking, risk management, compliance, sustainability promotion, etc., thus she is intimately familiar with the business of the Group. We believe that she will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that she will be appropriate as a Director of the Company, and propose her election.	114,942 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

4	Kazuyuki Anchi (January 3, 1971) (Male)
	
	New Candidate
		Career summary:
		April 1993 Joined Sumitomo Bank
		April 2020 General Manager of Digital Strategy Department of the Company
		    General Manger of Digital Strategy Department of SMBC
		April 2021 Executive Officer of the Company
		    Executive Officer of SMBC
		April 2023 Managing Executive Officer of the Company
		    Managing Executive Officer of SMBC
		April 2025 Senior Managing Corporate Executive Officer of the Company (to present)
		    Director and Senior Managing Executive Officer of SMBC (to present)
		
		Position and responsibility at the Company:
		    Senior Managing Corporate Executive Officer
		    Group CFO, Group CSO
		    In charge of Sustainability Division for Fulfilled Growth
		    Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Asset & Wealth Management Strategy Department, Sustainability Planning Department, Sustainability Development Department, Financial Accounting Department, and Accounting Service & Planning Department
		Significant concurrent positions:
		    Director and Senior Managing Executive Officer of SMBC
		Reasons for nomination as a candidate for Director:
		    Mr. Kazuyuki Anchi has extensive business experience, ability and insight through his many years of involvement in corporate planning, financial accounting, public relations, sustainability promotion, digital strategy, etc., thus he is intimately familiar with the business of the Group. We believe that he will contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.
			45,655 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

5	Toshihiro Isshiki (September 15, 1962) (Male) Reelection Non-Executive	**Career summary:**
		April 1985 Joined Sumitomo Bank
		April 2013 Executive Officer of SMBC
		April 2015 Managing Executive Officer of SMBC
		April 2017 Managing Executive Officer of the Company
		April 2019 Senior Managing Executive Officer of the Company
		           Senior Managing Executive Officer of SMBC
		April 2021 Retired as Senior Managing Executive Officer of SMBC
		June 2021 Director of the Company (to present)
		June 2023 Director of SMBC (to present)
		
		Position and responsibility at the Company:
		     Director
		     Member of the Audit Committee
		Significant concurrent positions:
		     Director of SMBC
		Attendance of the Board of Directors meeting (attendance rate):
		     Attended all 12 meetings (100%)
		Reasons for nomination as a candidate for Director:
		     Mr. Toshihiro Isshiki has extensive business experience, ability and insight through his many years of involvement in general affairs, legal affairs, corporate banking, retail business, operations planning, transaction business, etc., thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.
		Other:
		     Mr. Toshihiro Isshiki is scheduled to retire as Director of SMBC, a subsidiary of the Company, on June 27, 2025.
			90,437 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

6	Honami Matsugasaki (October 2, 1970) (Female)
	
	New Candidate
	Non-Executive
		Career summary:
		April 1993 Joined Sumitomo Bank
		April 2020 General Manager of Learning and Development Institute, Human Resources Department of the Company
		              General Manager of Learning and Development Institute, Human Resources Department of SMBC
		April 2021 Executive Officer of the Company
		              Executive Officer of SMBC
		April 2023 Retired as Executive Officer of the Company
		April 2024 Executive Officer of the Company (to present)
		              Resigned as Executive Officer of SMBC
		
		Position and responsibility at the Company:
		     Executive Officer
		Reasons for nomination as a candidate for Director:
		     Ms. Honami Matsugasaki has extensive business experience, ability and insight through her many years of involvement in international banking, auditing, human resource development, etc., thus she is intimately familiar with the business of the Group. We believe that she will contribute to the Group's further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that she will be appropriate as a Director of the Company, and propose her election.
		Other:
		     Ms. Honami Matsugasaki is scheduled to resign as Executive Officer of the Company on June 27, 2025.
			36,927 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

7	Sonosuke Kadonaga (August 5, 1952) (Male)
	
	Reelection
	
	Outside and Independent
		Career summary:
		April 1976 Joined Chiyoda Corporation
		June 1986 Retired from Chiyoda Corporation
		August 1986 Joined McKinsey & Company, Inc., Japan
		December 1992 Principal (Partner) of McKinsey & Company, Inc., Japan
		June 1999 Director (Senior Partner) of McKinsey & Company, Inc., Japan
		June 2009 Retired from McKinsey & Company, Inc., Japan
		July 2009 Representative of Intrinsics (to present)
		June 2017 Director of SMBC
		June 2024 Director of the Company (to present)
		       Resigned as Director of SMBC
		
		Position and responsibility at the Company:
		     Director
		     Member of the Nominating Committee
		     Member of the Audit Committee (Chairman)
		Attendance of the Board of Directors meeting (attendance rate):
		     Attended all 10 meetings held after his appointment as Director (100%)
		Term of office as Outside Director:
		     11 months
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		     Mr. Sonosuke Kadonaga plays a leading role in the field of management consulting, and has extensive experience as a management consultant and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in international corporate management and risk management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Audit Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Nominating Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.
		Other:
		     Mr. Sonosuke Kadonaga had served as Outside Director of SMBC, the Company's subsidiary, for the period from June 2017 to June 2024.
			0 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

8	Jun Sawada (July 30, 1955) (Male)
	
	New Candidate
	
	Outside and Independent
		Career summary:
		April 1978 Joined Nippon Telegraph and Telephone Public Corporation (currently NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT))
		June 2008 Senior Vice President, Executive Manager of the Corporate Strategy Planning Department, Member of the Board of NTT Communications Corporation
		June 2011 Executive Vice President, Executive Manager of the Corporate Strategy Planning Department, Member of the Board of NTT Communications Corporation
		June 2012 Senior Executive Vice President, Executive Manager of the Corporate Strategy Planning Department, Representative Member of the Board of NTT Communications Corporation
		June 2013 Senior Executive Vice President, Representative Member of the Board of NTT Communications Corporation
		June 2014 Senior Executive Vice President, Representative Member of the Board of NTT
		June 2018 President and Chief Executive Officer, Representative Member of the Board of NTT
		June 2020 President and Chief Executive Officer, Representative Member of the Board of NTT
		June 2022 Chairman and Representative Member of the Board of NTT
		June 2024 Chairman and Member of the Board of NTT (to present)
		
		Significant concurrent positions:
		    Chairman and Member of the Board of NTT
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		    Mr. Jun Sawada plays a leading role in the field of corporate management, and has extensive experience as an executive of companies of a high public nature and specialized knowledge in corporate management. Accordingly, we believe that he will timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in international corporate management, IT and digital transformation, and sustainability promotion, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Nominating Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Compensation Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.
		Supplementary explanation concerning independence:
		    Mr. Jun Sawada currently serves as Chairman and Member of the Board of NTT; however, the amount of transactions between the company and the Group for FY2024 was less than 1% of NTT's consolidated net sales and the Company's consolidated gross profit. In addition, outstanding loans from
			0 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
		SMBC, the Company's subsidiary, to NTT accounted for less than 0.1% of the consolidated total assets of the Company. Furthermore, since NTT does not hold common stock of the Company, we believe that he fully satisfies the requirements for the independence as an Outside Director.	

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

9	Yoriko Goto (November 11, 1958) (Female)
	
	New Candidate
	
	Outside and Independent
		Career summary:
		November 1983 Joined Deloitte Haskins and Sells International (currently Deloitte Touche Tohmatsu LLC)
		March 1987 Registered as a certified public accountant (to present)
		June 1996 Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)
		November 2010 Member of the Management Council of Deloitte Touche Tohmatsu LLC
		October 2013 Member of Executive Committee in charge of the Financial Services Industry of Deloitte Touche Tohmatsu LLC
		Member of the Board of Deloitte Touche Tohmatsu Limited
		June 2018 Chairperson of the Board of Deloitte Tohmatsu Group
		Chairperson of the Board of Deloitte Touche Tohmatsu LLC
		Member of the Board of Deloitte Touche Tohmatsu Limited
		November 2018 Member of the Board of Deloitte Asia Pacific Limited
		September 2022 Retired as Partner of Deloitte Touche Tohmatsu LLC
		October 2022 President of Yoriko Goto CPA Office (to present)
		Director of SMBC (to present)
		
		Significant concurrent positions:
		    Director of SMBC
		    Corporate Auditor of Shionogi & Co., Ltd.
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		    Ms. Yoriko Goto plays a leading role in the field of financial accounting, and has extensive experience as certified public accountant and specialized knowledge related to financial accounting in general including corporate accounting. Accordingly, we believe that she will timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on her knowledge and experience in international corporate management, finance, financial accounting, risk management, and sustainability promotion, we expect her to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Sustainability Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Audit Committee. Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose her election.
		Other:
		1. Ms. Yoriko Goto has been an Outside Director of SMBC, the Company's subsidiary, since October 2022, but is scheduled to resign on June 27, 2025.
		2. Ms. Yoriko Goto is scheduled to retire as Corporate Auditor of Shionogi & Co., Ltd. and is expected to be appointed as Director on June 18, 2025.
			0 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
		3. Ms. Yoriko Goto is expected to be appointed as Member of the Board of Sony Group Corporation on June 24, 2025.	

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

10	Isao Teshirogi (December 12, 1959) (Male)
	
	New Candidate
	
	Outside and Independent
		Career summary:
		April 1982 Joined Shionogi & Co., Ltd.
		June 2002 Director of Shionogi & Co., Ltd.
		April 2004 Director and Executive Officer of Shionogi & Co., Ltd.
		April 2006 Director and Senior Executive Officer of Shionogi & Co., Ltd.
		April 2008 Representative Director and President and CEO of Shionogi & Co., Ltd.
		June 2021 Director of SMBC (to present)
		July 2022 Representative Director, President and CEO of Shionogi & Co., Ltd. (to present)
		
		Significant concurrent positions:
		    Representative Director, President and CEO of Shionogi & Co., Ltd.
		    Director of SMBC
		    Director of AGC Inc.
		    Director of Japan Exchange Group, Inc.
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		    Mr. Isao Teshirogi plays a leading role in the field of corporate management, and has extensive experience as an executive and specialized knowledge in corporate management. Accordingly, we believe that he will timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in international corporate management and risk management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Compensation Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Risk Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.
		Supplementary explanation concerning independence:
		    Mr. Isao Teshirogi currently serves as Representative Director, President, and CEO of Shionogi & Co., Ltd.; however, the amount of transactions between the company and the Group for FY2024 was less than 1% of the consolidated net sales of the company and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to Shionogi & Co., Ltd. accounted for less than 0.1% of the consolidated total assets of the Company. Furthermore, although Shionogi & Co., Ltd. holds common stock of the Company, its holdings represent less than 1% of the Company's total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director.
		Other:
		    Mr. Isao Teshirogi has been an Outside Director of SMBC, the Company's subsidiary, since June 2021, but is scheduled to retire on June 27, 2025.
			0 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

11	Norimitsu Takashima (October 6, 1961) (Male)
	
	New Candidate
	
	Outside and Independent
		Career summary:
		April 1989 Public Prosecutor, Tokyo District Public Prosecutors Office
		December 2012 Director of the Public Security Division, Criminal Affairs Bureau, Ministry of Justice
		January 2014 Director, Trial Division, Tokyo District Public Prosecutors Office
		April 2015 Deputy Director-General, Minister's Secretariat, Ministry of Justice
		July 2017 Chief Prosecutor, Matsuyama District Public Prosecutors Office
		July 2018 Public Prosecutor, Supreme Public Prosecutors Office
		September 2018 Director-General, Human Rights Bureau, Ministry of Justice
		April 2019 Deputy Director-General, Immigration Services Agency
		December 2020 Deputy Vice Minister of Justice, Ministry of Justice
		September 2021 Vice-Minister of Justice, Ministry of Justice
		January 2023 Superintending Prosecutor, Nagoya High Public Prosecutors Office
		July 2024 Resigned as Public Prosecutor
		October 2024 Registered as an attorney at law (to present)
		Attorney at law at T&K Partners (to present)
		
		Significant concurrent positions:
		    Director of Dentsu Group Inc.
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		    Mr. Norimitsu Takashima plays a leading role in the legal community, and has extensive experience as a public prosecutor and a government official and specialized knowledge of legal affairs in general. Accordingly, we believe that he will timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in legal affairs, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in providing accurate suggestions and expressing effective opinions at the Nominating Committee and the Compensation Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing his responsibilities as an Outside Director, and therefore propose his election.
			0 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
12	Charles D. Lake II (January 8, 1962) (Male) Reelection Outside and Independent	**Career summary:** June 1990 — Entered the Office of the U.S. Trade Representative as Special Counsel December 1990 — Registered as an attorney at law, admitted in Pennsylvania, the U.S.A. (to present) August 1992 — Director of Japan Affairs, the Office of the U.S. Trade Representative July 1993 — Director of Japan Affairs and Special Counsel to the Deputy U.S. Trade Representative, the Office of the U.S. Trade Representative January 1995 — Attorney at law at Dewey Ballantine LLP October 1996 — Registered as an attorney at law, admitted in Washington, D.C., the U.S.A. (to present) February 1999 — Vice President and Counsel of Aflac International, Inc. June 1999 — Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) January 2001 — Senior Vice President and Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) April 2001 — Senior Vice President and General Counsel of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) July 2001 — Deputy President of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) January 2003 — President and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) April 2005 — Vice Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) July 2008 — Chairman and Representative in Japan of Japan Branch, American Family Life Assurance Company of Columbus (currently Aflac Life Insurance Japan Ltd.) January 2014 — Director, President of Aflac International, Inc. (to present) April 2018 — Chairman and Representative Director of Aflac Life Insurance Japan Ltd. (to present) June 2023 — Director of the Company (to present) **Position and responsibility at the Company:** Director Member of the Nominating Committee Member of the Audit Committee Member of the Risk Committee (Chairman) **Significant concurrent positions:** Director, President of Aflac International, Inc.	600 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

		Chairman and Representative Director of Aflac Life Insurance Japan Ltd.
		Attendance of the Board of Directors meeting (attendance rate):
		    Attended all 12 meetings (100%)
		Term of office as Outside Director:
		    1 year and 11 months
		Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:
		    Mr. Charles D. Lake II plays a leading role in the field of corporate management, and has extensive experience as an executive of financial institution and specialized knowledge in corporate management. Accordingly, we believe that he will continue to provide opinions timely and adequately to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on his knowledge and experience in international corporate management, finance, diplomacy, international legal affairs, and risk management, we expect him to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in leading the Risk Committee as its Chairman and providing accurate suggestions and expressing effective opinions at the Audit Committee. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.
		Supplementary explanation concerning independence:
		    Mr. Charles D. Lake II currently serves as Director, President of Aflac International, Inc. and Chairman and Representative Director of Aflac Life Insurance Japan Ltd.; however, the amount of transactions between the two companies and the Group for FY2024 was less than 1% of the consolidated net sales of both companies and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to Aflac International, Inc. and Aflac Life Insurance Japan Ltd. accounted for less than 0.1% of the consolidated total assets of the Company. Furthermore, since these two companies do not hold common stock of the Company, we believe that he fully satisfies the requirements for the independence as an Outside Director.	

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
13	Jenifer Rogers (June 22, 1963) (Female) Reelection Outside and Independent	**Career summary:** September 1989 Joined Haight Gardner Poor & Havens (currently Holland & Knight LLP) December 1990 Registered as an attorney at law, admitted in New York, the U.S.A. (to present) February 1991 Joined the Industrial Bank of Japan Ltd. (currently Mizuho Bank, Ltd.) December 1994 Joined Merrill Lynch Securities Co., Ltd. (currently BofA Securities Japan Co., Ltd.) November 2000 Merrill Lynch Europe Plc (currently Merrill Lynch Europe Limited) July 2006 Merrill Lynch (Asia Pacific) Limited (currently Bank of America Corporation) (Hong Kong) January 2012 Bank of America Merrill Lynch (currently Bank of America Corporation) (New York) November 2012 General Counsel Asia of Asurion Asia Pacific Limited November 2014 General Counsel Asia of Asurion Japan Holdings G.K. January 2021 President of the American Chamber of Commerce in Japan June 2023 Director of the Company (to present) January 2025 General Counsel International of Asurion Japan Holdings G.K. (to present) **Position and responsibility at the Company:** Director Member of the Compensation Committee Member of the Sustainability Committee **Significant concurrent positions:** General Counsel International of Asurion Japan Holdings G.K. Director of Kawasaki Heavy Industries, Ltd. **Attendance of the Board of Directors meeting (attendance rate):** Attended all 12 meetings (100%) **Term of office as Outside Director:** 1 year and 11 months **Reasons for nomination as a candidate for Outside Director and outline of the role expected to be played by the candidate if elected:** Ms. Jenifer Rogers plays a leading role in the field of corporate legal affairs, and has extensive experience as an attorney at law, admitted in New York and as an in-house counsel, as well as specialized knowledge of international legal affairs in general. Accordingly, we believe that she will continue to provide opinions timely and adequately to the management as well as instruct and supervise them by comprehending the essence of the Company's issues from the viewpoint of overall management of the Company. In particular, based on her knowledge and experience in international corporate management, finance, international legal affairs, IT and digital transformation, and sustainability promotion, we expect her to participate in the deliberations at the Board of Directors from an objective standpoint and to play roles in providing accurate suggestions and expressing effective opinions at the Compensation Committee and the Sustainability Committee. Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose her election.	1,100 (Common stock)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held
		Supplementary explanation concerning independence: Ms. Jenifer Rogers currently serves as General Counsel International of Asurion Japan Holdings G.K.; however, the amount of transactions between the company and the Group for FY2024 was less than 1% of both the company's consolidated net sales and the Company's consolidated gross profit. In addition, outstanding loans from SMBC, the Company's subsidiary, to Asurion Japan Holdings G.K. accounted for less than 0.1% of the consolidated total assets of the Company. Furthermore, since Asurion Japan Holdings G.K. does not hold common stock of the Company, we believe that she fully satisfies the requirements for the independence as an Outside Director.	

Notes: 1. In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act of Japan (the "Act"), the Company has entered into agreements with Messrs. Sonosuke Kadonaga, Charles D. Lake II, and Ms. Jenifer Rogers to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either ¥10 million or the minimum amount provided for in Article 427, Paragraph 1 of the Act. In addition, if this proposal is approved, the Company will enter into an agreement with Messrs. Jun Sawada, Isao Teshirogi, Norimitsu Takashima, and Ms. Yoriko Goto under the same terms and conditions.

2. The Company has entered into indemnity agreements as set out under Article 430-2, Paragraph 1 of the Act with eight Directors (Messrs. and Mses. Makoto Takashima, Toru Nakashima, Teiko Kudo, Kazuyuki Anchi, Toshihiro Isshiki, Sonosuke Kadonaga, Charles D. Lake II, and Jenifer Rogers), for them to be committed to making bold management decisions without flinching from potential pursuit of liability. In addition, if this proposal is approved, the Company will enter into an agreement with Messrs. and Mses. Honami Matsugasaki, Jun Sawada, Yoriko Goto, Isao Teshirogi, and Norimitsu Takashima under the same terms and conditions. Under the agreements, the following measures have been mainly taken to ensure that the appropriateness of the execution of duties by directors and corporate executive officers is not impaired.

(1) The Company shall indemnify legal fees and other contentious expenses, which is stipulated in Article 430-2, Paragraph 1, Item 1 of the Act as "expenses disbursed to address alleged violations of the provisions of laws and regulations pertaining to the execution of duties or requests received in relation to pursuing liability," to the extent provided for by laws and regulations. However, the Company shall not indemnify any loss arising from the "compensation for damages caused to a third party in relation to the execution of duties" as provided for in Item 2 of the said Paragraph.

(2) After the payment of the indemnity to a director or corporate executive officer, if the Company comes to know that there is bad faith or gross negligence involved in the execution of his or her duties or other similar fact, the Company shall request him or her for the refund of whole or part of the indemnity paid.

3. The Company has entered into a Directors and Officers liability insurance contract as set out under Article 430-3, Paragraph 1 of the Act with an insurance company, for directors and officers, etc. of the Company or its subsidiary to be committed to making bold management decisions without flinching from potential pursuit of liability. The scope of the insured under the contract is the Directors, Corporate Auditors, Corporate Executive Officers and Executive Officers of the Company and its subsidiaries, namely SMBC, SMBC Trust Bank Ltd., SMBC Nikko Securities Inc., Sumitomo Mitsui Card Company, Limited, and The Japan Research Institute, Limited. Under the contract, the insured shall be covered for damages by bearing costs of compensation for damages and contentious expenses as a result of claims for damages arising from acts (including omissions) committed by the insured in the course of his or her duties as director or officer, etc. of the Company or its subsidiaries. All of the Company's current Directors have already been included in the insured, and each of the candidates for Director will be included in the insured as a Director of the Company if this proposal is approved. Moreover, the Company intends to renew such contract after the end of the insurance period.

4. Messrs. and Mses. Sonosuke Kadonaga, Jun Sawada, Yoriko Goto, Isao Teshirogi, Norimitsu Takashima, Charles D. Lake II, and Jenifer Rogers are candidates to serve as Outside Directors.

5. Ms. Jenifer Rogers is an Outside Director of Kawasaki Heavy Industries, Ltd. In 2024, cases of misconduct in submarine repairs and marine diesel engines businesses were revealed at Kawasaki Heavy Industries, Ltd. Ms. Rogers was unaware of these facts, but had always made recommendations primarily regarding the enhancement of Kawasaki Group's governance and legal compliance. Also, since the discovery of these facts, she has continued to appropriately fulfill her responsibilities by making recommendations on uncovering the whole picture of these cases and analyzing causes, and investigating similar cases of misconduct, etc., as well as on measures to prevent recurrence, including the strengthening of compliance frameworks.

(Reference) "Independence Standards for Outside Directors" of the Company

In order for Outside Directors to be judged as independent by the Company, it is necessary that they do not fall under or have not recently [Note 1] fallen under any of the following:

1. Major Business Partner [Note 2]
    (1) A person who has the relationship with the Company or the Sumitomo Mitsui Banking Corporation (SMFG/SMBC) as a major business partner, or a person engaged in the execution of business thereof;
    (2) A person who is a major business partner of SMFG/SMBC, or a person engaged in the execution of business thereof.

2. Specialist
    (1) A legal expert, accounting expert or consultant who has received money or other property from SMFG/SMBC averaging more than ¥10 million per year over the last three years, in addition to any compensation received as a Director or a Corporate Auditor;
    (2) A member of a juridical person or other organizations that provides specialist services, such as a law firm, accounting firm or consulting firm, which has received large amounts of money or other property [Note 3] from SMFG/SMBC.

3. Donations
    A person who has received – or a person engaged in the execution of business thereof – on average over the last three years, donations or other payments from SMFG/SMBC, in excess of the greater of ¥10 million per year or 2% of the recipient's annual sales.

4. Major Shareholder
    A major shareholder of the Company, or a person engaged in the execution of business thereof (including anyone who has been a major shareholder, or a person engaged in the execution of business thereof within the last three years).

5. Close Relative [Note 4]
    A close relative of any person (excluding non-material [Note 5] personnel) who is:
    (1) A person who falls under any of 1 through 4 above; or
    (2) A Director, Corporate Auditor, Corporate Executive Officer, Executive Officer or employee of the Company or a subsidiary thereof.

Note 1. "Recently" denotes a time that can be deemed to be substantively the same as the present; for example, a person is not independent if that person was a major business partner at the time when the proposal electing that person as an Outside Director to the General Meeting of Shareholders was decided.

Note 2. A "Major Business Partner" denotes a person who falls under either or both of the following:
    • A person who has a relationship with SMFG/SMBC as major business partners
        The ratio of said person's sales from transactions with SMFG/SMBC exceeds 2% of the person's consolidated net sales; and
    • A major business partner of SMFG/SMBC
        Said person receives loans from the Sumitomo Mitsui Banking Corporation in excess of 1% of the Company's consolidated total assets.

Note 3. "Large amounts of money or other property" denotes money or other property in excess of 0.5% of the Company's consolidated ordinary income.

Note 4. "Close relative" denotes a spouse or family member within the second degree of kinship.

Note 5. Examples of "material" personnel
    • A director, corporate auditor, or manager-level employee of each company; or
    • In the case of a legal or accounting expert: an attorney at law, a Certified Public Accountant, or holder of a similar professional qualification.

(Reference) Initiatives on Equity Holdings

Initiatives to Reduce Equity Holdings

The Group has announced a plan to reduce its equity holdings (formerly referred to as "strategic shareholdings") and is continuously working to reduce the balance.
We achieved our initial plan to reduce the balance by ¥200.0 billion over the three years from March 31, 2023, which was announced in May 2023, in September 2024, one and a half years ahead of schedule.
Following the achievement of this plan, we announced a new plan in November 2024 to reduce the balance by ¥600.0 billion over the five years from March 31, 2024 (the "Plan"). In line with the Plan, we reduced the balance by ¥185.0 billion in FY2024. Achieving the Plan will have reduced the balance of equity holdings by 93% on a cumulative basis since the establishment of Sumitomo Mitsui Banking Corporation, the Company's subsidiary.
We expect the ratio of the fair value of the balance of our equity holdings to the Company's consolidated net assets to fall to less than 20% during the period of the next Medium-Term Management Plan, which will begin in FY2026.

Changes in the balance of equity holdings

Reduction status

	(Billions of yen)
FY2024	185.0
Consent of sales	85.0

Note: Figures are rounded to the nearest billion yen.


Book value of domestic listed stocks (Note 1)
Fair value of equity holdings (Note 2) / consolidated net assets
¥6.09 trillion
Book value balance of domestic listed stocks
Minus 93%
¥1.011 trillion
32.9%
¥830.0 billion
27.3%
Reduction to be achieved ahead of schedule
Reduction plan
(5 years from March 31, 2024)
Minus ¥600.0 billion
Expected to fall below 20% (Note 3)
April 2001
March 2024
March 2025
March 2029

Notes: 1. On a consolidated basis, excluding investments after March 2020 for the business alliance purpose.
2. Including the balance of deemed held shares as stated in securities reports.
3. Expected to be approx. 16% based on ¥35,618, the Nikkei Stock Average closing price on March 31, 2025.

Also, SMBC's equity holdings of domestically listed companies were 858 issues as of March 31, 2024, however, 250 issues were sold in FY2024 (including partial sales), meaning that as of March 31, 2025, we held 777 issues.

Please refer to our website for details and the latest status of our initiatives regarding equity holdings.
https://www.smfg.co.jp/english/company/organization/governance/structure/hold.html

Policy for Equity Holdings

The Group has published its "Policy for equity holdings" as follows.

(1) In principle, the Group does not hold the shares of other companies where "the rationale to hold" those shares cannot be recognized. This policy is in place in order to maintain the Group's financial soundness taking into consideration the standards of globally operating financial institutions and our proactive response to global regulation.

(2) We determine "the rationale to hold" as a case where the shareholding will contribute to increasing the Group's corporate value over the medium to long term. We determine this with comprehensive consideration based on (a) the profitability - through an appropriate assessment and understanding of relevant factors, such as associated risks, costs and returns of the holding, (b) the objectives to hold - such as maintaining and strengthening our relationship, capital and business alliance, restructuring support, and (c) other relevant factors.

(3) We examine "the rationale to hold" on a regular basis. We will sell them by taking into consideration various factors, such as market impact and the financial strategy of the issuers, where an appropriate rationale no longer exists. In the case that where we recognize there is good rationale for doing so, we will continue to hold shares.

Examination Results of "the rationale to hold"

Regarding the examination of "the rationale to hold" concerning equity holdings in FY2023 (to which the stocks held as of March 31, 2024 were subject), as a result of the Company's and SMBC's Board of Directors examining all domestic listed stocks, the profitability criteria was found insufficient, with the number of companies at 13% and the book value balance at 10%, and ultimately stocks for which it was judged that there was no "rationale to hold" had a book value balance of 16%. Stocks for which it was judged that there was no "rationale to hold" shall be sold in accordance with the policy for equity holdings and in consideration of various factors such as the influence on the market and the financial strategy of the issuing entity.



Quantitative assessment
Qualitative assessment
Rationality
Response policy, action plan
Discussion for reduction and higher profits
Consent of selling all stocks
Except for the above
Profit results
Criteria not fulfilled
(Note 1)
Future profits forecast
Improvement not forecasted
Improvement forecasted
Criteria fulfilled
Examination of profitability
Achievement situation of holding purpose
(Note 2) Meaningful
No
Yes
Reduction
Sales negotiations (Note 3)
Profit improvement negotiations, and sales negotiations over domestic listed stocks based on the reduction plan
Continue to maintain profitability, and sales negotiations over domestic listed stocks based on the reduction plan

Notes: 1. "No rationality" if unprofitability continued for a certain period of time in a row.
2. Revitalization support, business partnerships, etc.
3. Taking into consideration various factors, such as market impact and the financial strategy of the issuers

Proposal No. 3 and Proposal No. 4 are joint proposals proposed by three shareholders.

Shareholder Proposal

Proposal No. 3: Partial Amendment to the Articles of Incorporation

(Disclosure of financial risk audit by the audit committee)

1. Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter 6: "Nominating committee, Audit committee and Remuneration committee"

Clause 39: Disclosure of financial risk audit by audit committee

Noting the Company's increasing acute and systemic financial risks due to material issues such as malfeasance and climate change, and the duties of the audit committee to oversee the effectiveness of directors as well as executive officers, in order to enhance long-term value, the Company shall disclose the following in the Audit Report:

(i) the audit committee's assessment of the appropriateness of our company's strategy, policies and processes to mitigate financial risks associated with identified material issues (including, the appropriateness of the process and results of reviewing the financial risks to which our company may be exposed, both when risk management is properly implemented and when it is inadequate) and the reasons of the assessment, and,

(ii) the framework, including the criteria for the assessment, for auditing the oversight of the Company's risk controls with respect to identified material issues

2. Reasons for the proposal

This proposal requests the Company disclose the necessary information in the Audit Report for shareholders to determine whether the Directors of the Company are effectively monitoring risk.

Shareholders are unable to assess whether the board and its current processes are adequately monitoring the management's use of risk controls. Given the recent cases of malfeasance in the banking sector in Japan, shareholders have legitimate concerns over the effectiveness of the current board oversight system. This doubt extends to whether the oversight system for other material risks (such as climate-related financial risks) is effective.

The audit committee's report for FY2023 identified no issues with the oversight by the Directors, for example. However, shareholders are not advised of the basis of such an assessment. The Company should disclose the basis of its conclusion, given that they are accountable under the Companies Act and the Corporate Governance Code to the shareholders.

This proposal would improve the corporate governance of the Company and lead to the enhancement of mid- to long-term corporate value. It would benefit all shareholders, including the shareholders who are not given access to the Directors.

[(Note from the Company) The above "Details of the proposal" and "Reasons for the proposal" were translated from those submitted in Japanese by shareholders.]

Opinion of the Board of Directors of the Company: We oppose this shareholder proposal.
Given the importance of risk management in its business activities, SMBC Group, including the Company, has a system in place for managing risk under the supervision of the Group CRO, and performs risk management operations. Furthermore, the Audit Committee, which is an internal committee of the Board of Directors, and the Board of Directors appropriately audit, supervise, and disclose the status of risk management. The Company has created an environment that supports appropriate risk-taking by executive officers and has established a system to ensure appropriate conduct of operations (its internal control system) based on the Companies Act, etc., in order to maintain sound business operations. On this basis, the Board of Directors approves the groupwide basic policies for risk management and risk appetite (*) for the entire SMBC Group , and risk management operations are conducted. If, during the course of the fiscal year, there are significant changes with respect to the operating environment or awareness of risks as compared to those envisioned at the start of the fiscal year, these changes are discussed by the Board of Directors, etc., and SMBC Group's overall risk appetite and operation strategies are revised appropriately as necessary. Further, with respect to environmental and social risks, such as risks related to climate change, natural capital, human rights, etc., SMBC Group's systems are constantly reassessed and refined, taking into consideration changes in the external environment and SMBC Group's business fields, such as by including these risks in SMBC Group's overall risk management framework. The Audit Committee implements audits of the status of business execution with respect to risk management through measures such as attending important meetings, receiving reports from directors, executive officers and relevant internal departments, conducting site visits in domestic and overseas locations, and through audits performed by the Internal Audit Department. As a result of this, the Audit Committee has not found any points of concern regarding the contents of business reports concerning the internal control system or the execution of the duties of directors or executive officers, including internal controls related to financial reporting. Based on such assessment, the Audit Committee prepares its Audit Report, which the Company discloses as stipulated by laws and regulations. Furthermore, the Board of Directors, having approved the core risk management policies and risk appetite of SMBC Group as a whole, receives regular reports on the status of business execution from the Group CRO, and appropriately supervises the state of SMBC Group's risk management. Additionally, SMBC Group has established the Risk Committee, which is an internal committee of the Board of Directors. The Risk Committee is chaired by an outside director and contains experts who are not directors. It deliberates on matters related to the operating environment and awareness of risks, operation of the Risk Appetite Framework, the risk management operating structure, and the like, and it reports to and advises the Board of Directors. SMBC Group discloses the above risk management framework and the status of the activities of the Audit Committee, including its audit and supervisory activities related to risk management, in a timely manner through securities reports, Annual Reports, Corporate Governance Reports, etc. Also, the Sustainability Disclosure Standards (SSBJ Standards) issued in March 2025 will mandate sustainability-related financial disclosures going forward, on the basis of which SMBC Group will further expand and enrich its disclosure. The shareholder proposal seeks to amend our Articles of Incorporation to include a provision that would require Audit Reports of the Audit Committee to contain disclosure regarding the Company's audit framework and assessments of the Audit Committee, including reasons for those assessments, as to whether appropriate measures have been taken to mitigate financial risks to the Company from issues such as malfeasance and climate change. However, the Company already carries out these initiatives in an appropriate manner and discloses its information to the extent necessary. The Companies Act of Japan and related laws and regulations require that audit reports of an audit committee include details relating to auditing methods, the contents of audits, audit conclusions, the appropriateness and validity of business reports, the presence of any major incidents of misconduct by directors or executive officers related to the execution of their duties, among others. Given that audit reports are statutorily prescribed disclosure documents, the particular disclosure demands referred to in the shareholder proposal are not appropriate for inclusion in such audit reports.

In addition, the Articles of Incorporation shall stipulate the basic framework of a company, such as its business purpose and institutional design, by resolution at a general meeting of shareholders. In the face of constantly evolving circumstances, the Company deliberates and makes decisions as necessary regarding the appropriate audit structure and how information will be disclosed. As the Articles of Incorporation define the basic framework of the Company, it is not appropriate to stipulate in them prescriptions for the contents of the Audit Report, such as the audit framework, the assessments of the Audit Committee and the reasons therefor.

For the reasons above, the Board of Directors opposes the proposed amendment to the Articles of Incorporation.

(*) The types and levels of risk that SMBC Group is willing to take on or is prepared to tolerate in order to grow profits. The Risk Appetite Framework has been introduced as a framework that clarifies risk appetite and controls group-wide risks.

Shareholder Proposal

Proposal No. 4:   Partial Amendment to the Articles of Incorporation

(Disclosure of assessment of clients' climate change transition plans)

1. Details of the proposal

The following clause shall be added to the Articles of Incorporation:

Chapter Y: "Climate-related risk management"
Clause Z: Transition Plan (Disclosure of assessment of clients' climate change transition plans)

Noting the Company's exposure to material climate-related financial risks, the Company shall disclose:

(i)   how the Company will assess high-emitting clients' climate change transition plans for credible alignment with the 1.5°C goal of the Paris Agreement

(ii) the consequences of clients not producing credible Paris-aligned transition plans, including the restriction of new finance; and

(iii) an assessment of the financial risk to the Company of clients not having credible Paris-aligned transition plans.

2. Reasons for the proposal

The Company recognizes climate change as a "top risk", has committed to net zero by 2050, and claims to assess clients' transition plans, including "whether they have greenhouse gas emissions reduction targets and compliance with the Paris Agreement (1.5°C alignment)", as part of the corporate credit assessment process.

However, the Company does not demonstrate how these various policies, frameworks and controls meaningfully influence the provision of services to high-emitting clients. Furthermore, the policy does not impose a deadline for clients in high-emitting sectors to present credible transition plans that are aligned with the Paris Agreement's 1.5°C goal, nor does it impose conditions on funding to encourage clients' transitions. Instead, the company continues to provide significant financial support to high-emitting clients that do not have credible transition plans.

This not only undermines its own disclosed transition approach, it leaves the Company lagging behind overseas peers, and exposes shareholders to increasing transition risks, as well as physical risks from worsening climate change.

The disclosures requested in this proposal are required to ensure the Company adequately enacts its stated risk control measures, and aligns with its commitment to reduce finance portfolio emissions to net zero by 2050.

These disclosures are in line with widely-held investor expectations, and will help maintain and enhance the Company's long-term corporate value.

[(Note from the Company) The above "Details of the proposal" and "Reasons for the proposal" were translated from those submitted in Japanese by shareholders.]

Opinion of the Board of Directors of the Company: We oppose this shareholder proposal.

SMBC Group, including the Company, positions addressing climate change as one of its most important management issues. Within the framework of the current Articles of Incorporation, the Company has been earnestly working to reduce the greenhouse gas (GHG) emissions from its own business activities, support customers' efforts to contribute to the transition to a decarbonized society, and enhance its disclosure pertaining to these matters, including those related to what this shareholder proposal seeks (the disclosure of the assessments of our customers' climate change transition plans). Furthermore, SMBC Group continuously engages in open dialogues with environmental NGOs and institutional investors, including these proposing shareholders, on efforts to address climate change issues.

In May 2023, SMBC Group published its Transition Finance Playbook, which describes in detail the items to be checked when executing transition finance (*1), as a framework for verifying the eligibility of our customers' transition plans. SMBC Group is supporting customers' decarbonization efforts that aim to be consistent with scenarios such as the 1.5 degree goal (*2). In addition, in November 2024, SMBC Group released the Transition Finance Scorebook 2024, which summarizes findings and issues identified through past transition finance efforts, along with recommendations on how to address them, which we aim to contribute to the further advancement of discussions for bringing about a decarbonized society.

In accordance with SMBC Group's overall risk management framework, we are appropriately addressing our climate-related risks in order to align with the 1.5 degree goal by promoting dialogue with customers aiming to transition to a decarbonized society and managing GHG emissions across our loan and investment portfolio.

In April 2024, we introduced "environmental and social due diligence" as an assessment framework that combines understanding our customers' situations from an environmental and social perspective and assessing their transition plans with human rights due diligence. Accordingly, we have in place a system for risk assessment based on assessments of our customers' transition plans. Specifically, for sectors in which climate change transition risk (*3) is considered to be relatively high, we check and evaluate transition plans, including whether or not customers have set GHG emissions reduction targets and the status of their efforts to achieve these targets, and we disclose the results of these assessments. Taking these assessment results into account, we engage in open dialogue with customers regarding their transition plans and earnestly support their efforts aiming at transitioning to a decarbonized society, thus contributing to the decarbonization of the real economy. Furthermore, to assess the financial impact of transition risks on SMBC Group, we conduct quantitative estimates using scenario analysis on credit-related costs at Sumitomo Mitsui Banking Corporation and disclose the results. Also, the Sustainability Disclosure Standards (SSBJ Standards) issued in March 2025 will mandate sustainability-related financial disclosures going forward, on the basis of which SMBC Group will further expand and enrich its disclosure.

The Company has incorporated the above measures for assessing customers' transition plans and risk management related to climate change into SMBC Group's own transition plan. Progress on the plan is announced on a timely basis, with the commitment of the Board of Directors. Thus, we are appropriately addressing the issues raised by this shareholder proposal.

Under the Companies Act of Japan, the Articles of Incorporation shall stipulate the basic framework of a company, such as its business purpose and institutional design by resolution at a general meeting of shareholders. On the other hand, considering that the Companies Act leaves decisions on business execution to the Board of Directors or executive officers delegated by the Board of Directors so as to enable the company to act promptly and exercise expert business judgement, it is inappropriate to stipulate matters concerning individual and specific business execution in the Articles of Incorporation. The shareholder proposal seeks to stipulate in the Articles of Incorporation the assessment of our customers' transition plans, the disclosure of information regarding measures in the event of inconsistency with the 1.5 degree goal, and the financial impact on SMBC Group—each an instance of individual and specific business execution. The Company will continue to flexibly review and revise its risk management methods, including the method of assessing customers' transition plans and criteria for supporting customers and the financial impact on SMBC Group related to climate change, in light of the constantly changing circumstances, and will disclose these measures appropriately. Since amendments to the Articles of Incorporation require a special resolution at the General Meeting of Shareholders, if this proposal is approved, the added provision would remain in effect until the Articles of Incorporation are amended and this would make it difficult for the Company to respond and adjust flexibly even in the event of changes in rules and frameworks concerning sustainability, or major changes in social conditions, such as wars or large-scale natural disasters and may, in turn, impair our corporate value.

For the reasons above, the Board of Directors opposes the proposed amendments to the Articles of Incorporation.

(*1) Transition finance is a financing method that aims to support companies that undertake efforts to reduce GHG emissions in accordance with a long-term strategy to achieve a decarbonized society. SMBC Group has defined transition finance as "financial services provided to clients aiming to support them align their businesses and/or operations with pathways in line with the objectives of the Paris Agreement." SMBC Group makes its decisions on investments and loans, as well as risk management, in accordance with its independently determined policies and practices.

(*2) The non-binding goal set in the Paris Agreement to limit global average temperature increase to well below 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit it to 1.5 degrees Celsius above pre-industrial levels.

(*3) Transition risks are risks arising from efforts to transition to a low-carbon economy, including policy, legal, technology, market, and reputation risks.

Please refer to "Progress Report on Addressing Climate Change" on our website for details on measures to address climate change issues.

https://www.smfg.co.jp/english/investor/financial/meeting.html

Proposal No. 5 is a proposal proposed by a shareholder.

Shareholder Proposal

Proposal No. 5: Appropriation of Surplus

1. Details of the proposal

The year-end dividend for the fiscal year ended March 31, 2025 shall be ¥70 per share of common stock.

(1) Dividend Type
Cash

(2) Allocation of dividend and aggregate amount to be distributed
Common stock ¥70 per share Total ¥271,196,821,700

(3) Effective date of dividend of surplus
June 30, 2025

(4) Start date of dividend payment
July 18, 2025

2. Reasons for the proposal

The share buyback of JPY 250.0 bn, which was conducted in FY2024, had no visible and direct impact on the stock price, with one reason being the fact that the share buyback amount represented only a small portion relative to the market capitalization. The comparison between the stock price and the TOPIX Banks Index also suggests the idea that the supporting stock price from share buybacks is limited.

Although the Company complies with international capital regulations (CET1 ratio), share buybacks lead to a decrease in capital. It is desirable that the banking industry attaches importance to fiscal soundness and stability in its capital management, especially under the ongoing uncertainty caused by geopolitical risks and the US trade policy.

Many shareholders, including both individual and institutional, attach importance to stable dividend yield, which is one of the elements that form the stock price. Dividends have been an effective measure to distribute the profits to shareholders since before buybacks were allowed in the market. Additionally, the fact that the Company's bottom-line profit in FY2024 3rd Quarter marked 98% relative to its annual forecast indicates the ability to increase dividend.

[(Note from the Company) The above "Details of the proposal" and "Reasons for the proposal" were translated from those submitted in Japanese by shareholders. Information necessary for the matters to be resolved is supplemented by the Company. In addition, reasons for the proposal are an outlined version of the original.]

Opinion of the Board of Directors of the Company: We oppose this shareholder proposal.

The Company's basic capital policy is to realize sustainable growth in shareholder value by balancing enhancing shareholder returns and investing for growth, predicated on securing financial soundness. In terms of shareholder returns, dividends are the Company's principal approach, and the Company flexibly implements share buybacks. Also, the Company maintains a progressive dividend policy which is to at least maintain, if not increase, dividend payments. Under the previous Medium-Term Management Plan for the three years beginning with FY2020, dividends were raised by a total of JPY 50 per share over the three years plan period, from JPY 190 per share of common stock in FY2020 to JPY 240 per share in FY2022 (these figures do not reflect the splitting of common stock into three shares on October 1, 2024 (hereinafter the "stock split")). Under the current Medium-Term Management Plan for the three years beginning with FY2023, the Company aims to maintain a dividend payout ratio of 40% and to raise dividends by increasing profit attributable to owners of parent.

Furthermore, the Company conducted share buybacks of JPY 138.7 bn during the period of the previous Medium-Term Management Plan, and during the period of the current Medium-Term Management Plan, the Company acquired JPY 211.3 bn of its own shares in FY2023 and JPY 250.0 bn in FY2024. The Company regards share buybacks as essential for improving return on equity (ROE) and earnings per share (EPS), and will flexibly consider their implementation.

Based on the above, for FY2024, as profit attributable to owners of parent exceeded the Company's forecast, reaching JPY 1,178.0 bn, the Company has decided to raise the year-end dividend to JPY 62 per share of common stock and the total annual dividend to JPY 122 per share of common stock (both figures reflect the stock split), an increase of JPY 32, representing a 35% growth compared to FY2023, in accordance with the 40% dividend payout ratio policy. Additionally, combined with the already implemented share buybacks of JPY 250.0 bn, the total payout ratio for FY2024 will exceed 60%.

In FY2025, as well, based on the dividend payout ratio of 40%, the Company published a dividend forecast of JPY 136 per share, a year-on-year increase of JPY 14 (both figures reflect the stock split). At the Board of Directors meeting held on May 14, 2025, the Company resolved to acquire up to JPY 100.0 bn of its own shares based on its excess capital position.

As stated above, the Company aims to achieve sustainable growth in shareholder value by balancing enhancing shareholder returns and investing for growth, predicated on securing financial soundness. The Company's "progressive dividend policy" is a commitment to the shareholders not to reduce dividends in principle even in the events of a decrease in profits, which limits the flexibility of the Company's dividend policy. Therefore, the Company believes that it should conduct share buybacks for the portion of excess capital exceeding the dividend payout ratio of 40% and avoid deviating from the 40% dividend payout ratio as much as possible. Particularly, in the current situation, where the Company's stock price is deemed to be undervalued, the Company seeks to flexibly consider share buybacks.

The shareholder return policy of progressive dividends, a 40% dividend payout ratio, and flexible share buybacks was established in 2017. Since then, the Company has disclosed this policy each time the Company has formulated a Medium-Term Management Plan and explained it annually at each Ordinary General Meeting of Shareholders, where the Company believes it has received shareholders' support.

For the reasons above, the Board of Directors opposes the proposed appropriation of surplus.